Filed Pursuant to Rule 433
Registration No. 333-132370-01
For Immediate Release
Citigroup Inc. (NYSE: C)
April 30, 2008
CITI PRICES $4.5 BILLION COMMON STOCK OFFERING
NEW YORK — Citi today announced the pricing of its offering of $4.5 billion, or 178,076,770 shares, of common stock. The transaction includes an over-allotment option for up to 17,807,677 additional shares of common stock. The offering was priced at $25.27 per share. The offering is being conducted as a public offering registered under the Securities Act of 1933.
On a pro forma basis, after giving effect to Citi’s recent issuance of $6 billion of preferred stock and the issuance of $4.5 billion of common stock in this offering, as of March 31, 2008, Citi’s Tier One capital ratio would have been approximately 8.6%.
“We were pleased to increase the offering size to $4.5 billion in response to strong demand from a broad base of investors,” said Gary Crittenden, Chief Financial Officer, Citi. “This optimizes our capital structure and further strengthens our balance sheet.”
Citi Markets & Banking is serving as sole book-running manager of this offering.
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Citi, the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Citi’s major brand names include Citibank, CitiFinancial, Primerica, Smith Barney, Banamex and Nikko. Additional information may be found at www.citigroup.com or www.citi.com.
Certain statements in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in Citi’s filings with the Securities and Exchange Commission.
Citi has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citi has filed with the SEC for more complete information about Citi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citi’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.

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